UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 14, 2010
This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 of
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and
AngloGold Ashanti Holdings Finance plc (File no. 333-161634) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the
Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
Enclosure: Form of underwriting agreement between AngloGold Ashanti Holdings Finance plc, AngloGold Ashanti Limited and the underwriters to be named therein

ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC
U.S.$[•] [•]% Mandatory Convertible Subordinated Bonds due 2013
mandatorily convertible into American Depositary Shares,
each representing one ordinary share par value 25 ZAR cents of
AngloGold Ashanti Limited (or, under certain circumstances, the cash value thereof)
Fully and Unconditionally Guaranteed by
ANGLOGOLD ASHANTI LIMITED

Underwriting Agreement

[•], 2010
[•]
[•]
As the representatives of the several underwriters named in Schedule I hereto (the “Representatives”)
Ladies and Gentlemen:
     AngloGold Ashanti Holdings Finance plc, a corporation duly organized and existing under the laws of the Isle of Man (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you are acting as Representatives, U.S.$[•] aggregate principal amount of its [•]% Mandatory Convertible Subordinated Bonds due 2013 (the “Firm Bonds”). In addition, solely for the purpose of covering over-allotments, the Company grants hereunder to the Underwriters the option to purchase from the Company up to an additional U.S.$ [•] aggregate principal amount of its [•] % Guaranteed Mandatory Convertible Bonds due 2013 (the “Additional Bonds”). The Firm Bonds and the Additional Bonds are hereinafter collectively referred to as the “Bonds”.
     The Bonds will be entitled to the benefit of a full and unconditional guarantee on a subordinated basis (the “Guarantees”, together with the Firm Bonds, the “Firm Securities”, and together with the Additional Bonds, the “Additional Securities”) by AngloGold Ashanti Limited, a public company with limited liability incorporated under the laws of the Republic of South Africa (the “Guarantor”), pursuant to which the Guarantor will guarantee the obligations of the Company under the Bonds. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the “Securities”. The Securities will be issued pursuant to an indenture (the “Base Indenture”), as supplemented by a first supplemental indenture (together with the Base Indenture, the “Indenture”), in each case, to be dated as of the Time of Delivery (as defined below) and to be entered into among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”).
     The Bonds will be mandatorily convertible in accordance with their terms and the terms of the Indenture, following the approval of the general shareholders meeting of the Guarantor of a resolution granting and approving a specific authority to members of the Board of Directors of the Guarantor to allot and issue up to a maximum of [•] ordinary shares par value 25 ZAR cents (such number of ordinary shares, as may be adjusted pursuant to the anti-dilution provisions of the Bonds, the “Shares”) of the Guarantor underlying American Depositary Shares (“ADSs”) (the “Shareholders Issuance Approval”), into ADSs to be issued pursuant to an amended and restated deposit agreement, dated as of June 3, 2008, among the Guarantor, The Bank of New York Mellon, as depositary (the “Depositary”), and holders from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs (as amended and restated from time to time, the “Deposit Agreement”) (or the cash value of such ADSs). Prior to the Shareholders Issuance Approval, the Bonds may only be convertible into cash in accordance with the terms set forth in the Bonds and the Indenture.
     Concurrently with the transactions contemplated by this Agreement, the Guarantor proposes to enter into an underwriting agreement with [•] and [•] as representatives of the several underwriters thereto to allot and issue to subscribers procured by the several underwriters thereto or failing that, to each of such underwriters, an aggregate of [•] ordinary shares par value 25 ZAR cents (and up to an additional [•] ordinary shares par value 25 ZAR cents pursuant to the over-allotment option granted to the several underwriters named therein) (in the form of ordinary shares or ADSs) of the Guarantor (the “Equity Offering”). The closing of the sale of the Securities pursuant to this Agreement is not conditional on the closing of the subscription of ordinary shares or ADSs pursuant to the Equity Offering.
     1. The Company and the Guarantor jointly and severally represent and warrant to, and agree with, each of the Underwriters that:
     (i) An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”), on Form F-3 (File No. 333-161634), as amended by post-effective amendment No. 1 thereto, in respect of the Securities and the Shares or ADSs, as applicable, has been filed with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and to the knowledge of the Company or the Guarantor no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company or the Guarantor (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities and Shares or ADSs, as applicable (other than any preliminary prospectus in respect of the Equity Offering), filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Securities and Shares or ADSs, as applicable (other than any prospectus supplement in respect of the Equity Offering), that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(iii) hereof), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Securities and Shares or ADSs, as applicable, filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(i) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Securities and Shares or ADSs, as applicable, filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary

Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Guarantor filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Securities, Shares or ADSs, as applicable, is hereinafter called an “Issuer Free Writing Prospectus”);
     (ii) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Prospectus, as of its date, did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company and the Guarantor by an Underwriter through the Representatives expressly for use therein;
     (iii) For the purposes of this Agreement, the “Applicable Time” is [•:•] [a.m./p.m.], New York City time, on the date of this Agreement; the Pricing Prospectus as supplemented by those Issuer Free Writing Prospectuses and other documents listed in Schedule II(a) hereto, if applicable, taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule II(a) or Schedule II(b) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (A) statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company and the Guarantor by an Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Statement of Eligibility (“Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of the Trustee;
     (iv) The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder; provided that no such documents were filed with the Commission since the Commission’s close of business on the business day (which term shall mean for this subsection (iv) any day when the Commission’s office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule II(c) hereto and except for such other documents as were delivered to you prior to the Applicable Time;
     (v) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the Trust Indenture Act and, in each case, the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to (A) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company and the Guarantor by an

Underwriter through the Representatives expressly for use therein or (B) the Form T-1 of the Trustee;
     (vi) Two registration statements on Form F-6 (File Nos. 333-133049, as amended by post-effective amendment No. 1 thereto, and 333-159248) in respect of the ADSs have been filed with the Commission; each registration statement, as amended from time to time, excluding exhibits, in the form heretofore delivered to the Representatives has been declared effective by the Commission in such form; no stop order suspending the effectiveness of each such registration statement has been issued and to the Guarantor’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of each registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called a “ADS Registration Statement”); and each ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
     (vii) Neither the Guarantor nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company or the Guarantor and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any material adverse change in the share capital of the Guarantor or any material increase in the long term debt of the Guarantor and its subsidiaries taken as a whole or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business affairs, management, financial position, shareholders’ equity or results of operations of the Guarantor and its subsidiaries taken as a whole, in each case, otherwise than as set forth or contemplated in the Pricing Prospectus;

     (viii) The Guarantor and its subsidiaries have good and marketable title to all real property owned by them free and clear of all liens, encumbrances and defects, and any real property and buildings held under lease by the Guarantor and its subsidiaries are held by them under valid, subsisting and enforceable leases except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a material adverse effect on the business affairs, management, financial position, shareholders’ equity or results of operations of the Guarantor and its subsidiaries taken as a whole (a “Material Adverse Effect”);
     (ix) Each of the Company and the Guarantor is duly incorporated, and validly existing under the laws of the jurisdiction of its incorporation, is not in bankruptcy, liquidation, receivership or under judicial management (and no order or resolution therefor has been presented and no notice of appointment of any liquidator, receiver, administrative receiver, administrator or judicial manager has been given) and has full power and authority under its Memorandum and Articles of Association or Bylaws and otherwise to own its assets and conduct its business;
     (x) The Guarantor has an authorized and issued share capital as set forth in the Pricing Prospectus, and all of the issued shares of the Guarantor have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Guarantor and conform in all material respects to the description thereof contained in the Pricing Prospectus; all of the issued shares of capital stock of each subsidiary of the Guarantor listed in Schedule III have been duly and validly authorized, allotted and issued, are fully paid and not subject to further calls on assessment by the Guarantor and (except for directors’ qualifying shares and except as set forth in the Pricing Prospectus) are owned directly or indirectly by the Guarantor, free and clear of all liens, encumbrances, equities or claims; all of the issued ordinary shares of the Guarantor have been duly listed and admitted for trading on the JSE Limited, the New York Stock Exchange (in the form of ADSs), the London Stock Exchange, Euronext Paris and on the Australian Stock Exchange (in the form of Clearing House Electronic Subregister System (“CHESS”) Depositary Shares represented by CHESS Depositary Interests), the Ghana Stock Exchange (in the form of ordinary shares and Ghanaian Depositary Shares) and are quoted on Euronext Brussels (in the form of International Depositary Receipts); the holders of issued shares of the Guarantor are not entitled to preemptive or similar rights to acquire the Shares or the ADSs to be issued and allotted upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture which have not been complied with, extinguished or waived; except as set forth in the Pricing Prospectus, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Guarantor, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Guarantor, any such convertible or exchangeable securities or any such rights, warrants or options, or obligations of the Guarantor to issue, any class of share capital of the Guarantor and there are no restrictions on subsequent transfers of the Shares or ADSs except as described in the Pricing Prospectus or under the securities laws of countries other than the United States (except those restrictions imposed on affiliates of the Guarantor by the Act and rules promulgated thereunder) and the Republic of South Africa;
     (xi) The Deposit Agreement has been duly authorized, executed and delivered by the Guarantor, and constitutes a valid and legally binding agreement of the Guarantor, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; following the conversion of any of the Bonds into ADSs in accordance with the terms of the Bonds and the terms of the Indenture, upon issuance by the Depositary of ADRs evidencing ADSs and the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADSs will be duly and validly issued and the persons in whose names the ADSs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADSs conform in all material respects to the descriptions thereof contained in the Pricing Prospectus;
     (xii) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities (hereinafter referred to as a “Governmental Agency”) having jurisdiction over the Company or the Guarantor (hereinafter referred to as “Governmental Authorizations”) required to be obtained by the Company or the Guarantor for the execution and delivery of, and the performance of the obligations under, the Bonds (including the deposit of Shares to be allotted and issued by the Guarantor, and the issuance of ADSs in respect thereof, upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture) or the Guarantees by the Company or the Guarantor, as the case may be, and for the execution, delivery and performance by the Company and the Guarantor of this Agreement, the Securities and the Indenture have been obtained or made and are in full force and effect, including the approval of the South African Reserve Bank in respect of the Guarantees to be provided by the Guarantor and the deposit of Shares to be allotted and issued by the Guarantor upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture;
     (xiii) All expressions of opinion, intention or expectation in the Pricing Prospectus, including, without limitation, the estimates and projections included under the caption “Prospectus Supplement Summary”, on the part of the Guarantor, its directors or management are, and in the Prospectus will be, fairly and honestly held and have been made on reasonable grounds after due and careful consideration and inquiry, in each case subject to the assumptions set forth therein and to the risks and uncertainties contemplated under the captions “Forward-Looking Statements” and “Note Regarding Forward-Looking Statements” therein;
     (xiv) The execution and delivery by each of the Company and the Guarantor of, and the performance by the Company and Guarantor of their respective obligations under, the Bonds and the Guarantees, as the case may be, the execution and delivery of this Agreement and the Indenture and the compliance by the Company and the Guarantor with all of the provisions of, and performance of their respective obligations under, this Agreement, the Securities and the Indenture and the consummation of the transactions herein contemplated (including without limitation, as the case may be, the deposit of Shares to be allotted and issued by the Guarantor, and the issuance of ADSs in respect thereof, upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or the Guarantor is a party or by which the Company or the Guarantor is bound or to which any of the property or assets of the Company or the Guarantor is subject, except as would not both (i) have a Material Adverse Effect and (ii) adversely affect the consummation of the transactions contemplated herein to a material extent, nor will such action by the Company or the Guarantor result in any violation of the provisions of their respective Memorandum and Articles of Association or Bylaws or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company, the Guarantor or any of their respective properties; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Agency is required for the execution and delivery of, and the performance of the obligations under, the Bonds (including without limitation the deposit of Shares to be allotted and issued by the Guarantor, and the issuance of ADSs in respect thereof, upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture) or the Guarantees, as the case may be, or the consummation by the Company and the Guarantor of the transactions contemplated by this Agreement, except (A) the registration under the Act and the Exchange Act of the Securities and the Shares or ADSs, as applicable, (B) such Governmental Authorizations as have been duly obtained or made and are in full force and effect and copies of which have been furnished to you and (C) such Governmental Authorizations as may be required under state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of South Africa, the Isle of Man and the United States;
     (xv) Neither the Guarantor nor any of its subsidiaries is in violation of its Memorandum and Articles of Association or Bylaws or, except as would not, individually or in the aggregate, have a Material Adverse Effect, in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;
     (xvi) No stamp or other issuance or transfer taxes, levies or duties or any other tax and no capital gains, income (other than income tax payable by any Underwriter whose net income is generally subject to tax by the Republic of South Africa or the Isle of Man or who performs any services hereunder through a permanent establishment or a fixed base in the Republic of South Africa or the Isle of Man), withholding or other taxes are payable or will be payable (a) immediately following the completion of the transactions contemplated hereunder by or on behalf of the initial purchasers of the Securities procured by the Underwriters or the Underwriters to the Republic of South Africa, the Isle of Man or any political subdivision or taxing authority thereof or therein in connection with (A) the issue and initial delivery of the Securities by the Company, (B) the purchase by the Underwriters of the Securities, (C) the sale and delivery of the Securities by the Underwriters to the initial purchasers thereof or (D) the performance by the Company and the Guarantor of their respective obligations under this Agreement or (b) immediately following the conversion of the Bonds in accordance with their terms and the terms of the Indenture, by or on behalf of holders of the Securities to the Republic of South Africa, the Isle of Man or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, allotment and deposit by the Guarantor of Shares with the Depositary against issuance of ADSs, (B) the issuance and delivery by the Depositary of ADSs to holders of the Bonds upon conversion thereof or (C) the performance by the Company or the Guarantor of their respective obligations under this Agreement, it being understood that (i) any subsequent transfer of Bonds or (ii) any subsequent transfer of ADSs by holders of the Bonds subsequent to the conversion thereof may cause such taxes to be payable;
     (xvii) Neither the Guarantor nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or the Guarantor, in each case, in violation of applicable laws, to facilitate the sale or resale of the Securities contemplated by this Agreement;
     (xviii) The statements set forth or incorporated by reference in the Pricing Prospectus and the Prospectus under the captions “Description of Debt Securities”, “Description of Bonds”, “Description of Share Capital”, “Description of ADSs” and “Taxation” insofar as they purport to constitute a summary of the matters set forth therein, fairly summarize these matters in all material respects;
     (xix) Other than as set forth in the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company, the Guarantor or any of the Guarantor’s subsidiaries is a party or of which any property of the Company, the Guarantor or any of the Guarantor’s subsidiaries is the subject which, if determined adversely to the Company, the Guarantor or any of the Guarantor’s subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best knowledge of the Company and the Guarantor, no such proceedings are threatened by any Governmental Agency or by any other person;
     (xx) Neither the Company nor the Guarantor is and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended;
     (xxi) (A) (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or Guarantor or any person acting on their behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Securities in reliance on the exemption of Rule 163 under the Act, the Guarantor was a “well-known seasoned issuer” as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that the Company, the Guarantor or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, the Guarantor was not an “ineligible issuer” as defined in Rule 405 under the Act;
     (xxii) This Agreement has been duly authorized, executed and delivered by the Company and the Guarantor;
     (xxiii) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and the Guarantor and, when duly executed and delivered by the Trustee, will be a valid and binding agreement of the Company and the Guarantor, enforceable against the Company and the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability;
     (xxiv) The Bonds have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability, and will be entitled to the benefits of the Indenture;
     (xxv) The Guarantees have been duly authorized by the Guarantor and, when the Bonds have been duly executed and authenticated in accordance with the provisions of the Indenture and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability;
     (xxvi) The unissued Shares required to be issued, allotted and deposited by the Guarantor with the Depositary upon the conversion of the Bonds will be, on the first date that the Bonds may be convertible into ADSs in accordance with the terms of the Bonds and the terms of the Indenture, duly and validly authorized by the Guarantor and, when issued, allotted and deposited pursuant to the terms of the Bonds and the Indenture, will be duly and validly issued and fully paid and not subject to further calls or assessment by the Guarantor and will conform, in all material respects, to the description of the ordinary shares of the Guarantor contained in the Pricing Prospectus, and, the issuance of the Shares to be issued, allotted and deposited by the Guarantor is not subject to any preemptive or similar rights which have not been complied with, extinguished or waived;
     (xxvii) Each of (i) the audited financial statements included or incorporated by reference in the Registration Statement and the Pricing Prospectus, and (ii) the unaudited interim financial statements as at June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and June 30, 2009, together with their respective related notes and schedules, fairly present in all material respects the consolidated financial position of the Guarantor and its subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Guarantor and its subsidiaries for the periods specified and have been prepared in compliance with the requirements of the Act and in conformity with generally accepted accounting principles as applied in the United States, except as set forth in the Pricing Prospectus, applied on a consistent basis during the periods presented; the other financial and statistical data set forth in the Registration Statement and the Pricing Prospectus are accurately presented and prepared on a basis materially consistent with the financial statements and books and records of the Guarantor; and the Guarantor and its subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement and the Pricing Prospectus and that are required to be disclosed therein;
     (xxviii) The consolidated pro forma financial data (the “Pro Forma Financial Data”), for the year ended December 31,

2009 and the related notes, related to the sale of the Company’s 33.33% interest in the Boddington joint venture, have been prepared in accordance with the applicable requirements of the Act and of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation S-X), have been properly compiled on the basis of the assumptions stated therein and the assumptions used in the preparation of the Pro Forma Financial Data are reasonable;
     (xxix) The Guarantor maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles as applied in the United States, and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;
     (xxx) The Guarantor and each of its subsidiaries have all licenses, certificates, permits and other authorizations (including, without limitation, all mineral rights, mining authorizations and mining leases) issued by the appropriate Governmental Agencies (and have made all required declarations and filings with such Governmental Agencies), that are legally required for the ownership, license or lease of their respective properties or the conduct of their respective businesses as described in the Pricing Prospectus, except as described in the Pricing Prospectus or where the failure to possess the same would not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Guarantor nor any of its subsidiaries has received or expects to receive notice of any revocation or modification of any such license, certificate, permit or authorization; and the Guarantor and each of its subsidiaries are in compliance with each of the same, except for any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect;
     (xxxi) Ernst & Young, Inc., who have certified the consolidated financial statements of the Guarantor and its subsidiaries as of and for each of the years ended December 31, 2007, 2008 and 2009, were at the times of certifying such financial statements, independent registered public accountants as required by the Act and the rules and regulations of the Commission thereunder;
     (xxxii) In each case, except as described in the Pricing Prospectus, the Guarantor and its subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) legally required for the conduct of their respective businesses, except those that would not, individually or in the aggregate, have a Material Adverse Effect; and, to the best knowledge of the Guarantor, except as would not, individually or in the aggregate, have a Material Adverse Effect, the conduct of their respective businesses will not conflict with any such rights of others and the Guarantor and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others;
     (xxxiii) No labor disturbance by or dispute with employees of the Guarantor or any of its subsidiaries exists or, to the best knowledge of the Guarantor, is threatened, except as described in the Pricing Prospectus or as would not have a Material Adverse Effect;
     (xxxiv) The Guarantor and its subsidiaries (A) are in compliance with any and all applicable laws (including the common law), rules, regulations, ordinances, decrees, judgments, injunctions, permits, licenses, authorizations, decisions, orders and other legally binding requirements, in each case promulgated or declared by Governmental Agencies in all countries and territories in which the Guarantor or its subsidiaries engage in mining or other business activities relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (B) have received and are in compliance with all permits, licenses or other approvals issued by Governmental Agencies and required of them under applicable Environmental Laws to conduct their respective businesses; and (C) have not received any notice of any actual or potential liability under, or investigation relating to, any Environmental Law; except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect;
     (xxxv) Neither the Company nor the Guarantor nor any of their respective subsidiaries or affiliates, nor any of their respective directors, officers or employees, nor to the Company’s or the Guarantor’s knowledge, any agent or representative of the Company or the Guarantor or any of their respective subsidiaries or affiliates has violated (i) any provision of the U.S. Foreign Corrupt Practices Act of 1977 and the rules and regulations promulgated thereunder, (ii) similar anti-corruptions laws of all other applicable jurisdictions to which they may be subject, including those relating to political donations and money laundering, and (iii) the Company and the Guarantor and their respective subsidiaries and affiliates have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and
     (xxxvi) Neither the Company nor the Guarantor nor any affiliate, director, officer, agent or employee of the Company or the Guarantor is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or equivalent European Union measure; and neither the Company nor the Guarantor will, directly or indirectly, use any proceeds of the offering of the Securities or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person or entity that, at the time of such financing, is the subject of any sanctions administered by OFAC (including persons listed on the Specially Designated Nationals List) or any equivalent European Union measure.
     2. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective principal amounts of the Bonds set forth in Schedule I hereto opposite its name at a purchase price of [•]% of the principal amount thereof, plus accrued interest, if any, from [•], 2010 to the Time of Delivery (as defined below).
     In addition, the Company hereby grants to the several Underwriters the option (the “Over-Allotment Option”) to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions herein set forth, the Underwriters shall have the right to purchase, severally and not jointly, from the Company, ratably in accordance with the aggregate principal amount of Firm Bonds to be purchased by each of them, all or a portion of the Additional Bonds as may be necessary to cover over-allotments made in connection with the offering of the Firm Bonds, at a purchase price of [•]% of the principal amount thereof. The Over-Allotment Option may be exercised by the Representatives on behalf of the several Underwriters at any time and from time to time on or before the thirtieth day following the date of the Prospectus Supplement by written notice to the Company. Such notice shall set forth the aggregate principal amount of Additional Bonds as to which the Over-Allotment Option is being exercised and the date and time when the Additional Bonds are to be delivered (any such date and time being herein referred to as an “Additional Time of Delivery”); provided, however, that no Additional Time of Delivery shall be earlier than the Time of Delivery nor earlier than the second business day after the date on which the Over-Allotment Option shall have been exercised nor later than the tenth business day after the date on which the Over-Allotment Option shall have been exercised unless otherwise agreed between the Company and the Representatives. The principal amount of Additional Bonds to be sold to each Underwriter shall be the principal amount which bears the same proportion to the aggregate principal amount of Additional Bonds being purchased as the principal amount of Firm Bonds set forth opposite the name of such Underwriter on Schedule I hereto bears to the aggregate principal amount of Firm Bonds, subject to adjustment in accordance with Section 10 hereof.
     3. Each of the Company and the Guarantor is advised by the Representatives that the Underwriters propose to make a public offering of their respective portions of the Securities in the United States as soon after this Agreement has become effective as in the judgment of the Representatives is advisable. Each of the Company and the Guarantor is further advised by the Representatives that the Securities are to be offered to the public in the United States upon the terms set forth in the Prospectus.
     4. Payment for the Firm Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of the Securities to the Representatives for the respective accounts of the several Underwriters at the offices of Davis Polk & Wardwell LLP, 99 Gresham Street, London EC2V 7NG at [•]:00 a.m. New York City time on [•], 2010, or at such other time not later than five Business Days after the date of this Agreement as shall be agreed by the Company, the Guarantor and the Representatives in writing, such time being referred to as the “Time of Delivery”.
     Payment for the Additional Securities shall be made at the Additional Time of Delivery in the same manner and at the same office and time of day as the payment for the Firm Securities.
     The Company will deliver to the Representatives, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Securities to the Underwriters duly paid, against payment therefor, the Firm Securities and, if applicable, Additional Securities in the form of one or more permanent global certificates (the “Global Securities”), registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”).
     The documents to be delivered at the Time of Delivery and, if applicable, any Additional Time of Delivery by or on behalf of the parties hereto pursuant to

Section 8 hereof, including the cross-receipt for any Securities and any additional documents requested by the Underwriters pursuant to Section 8(m) hereof, will be delivered at the offices of Davis Polk & Wardwell LLP, 99 Gresham Street, London EC2V 7NG (the “Closing Location”), and the Securities will be delivered as specified in this Section 4, all at the Time of Delivery or any Additional Time of Delivery, as the case may be. A meeting will be held at the Closing Location at [•]:00 a.m., New York City time, on the Business Day immediately next preceding the Time of Delivery or any Additional Time of Delivery, as the case may be, or such time and place as may mutually be agreed upon in writing by the Representatives, the Company and the Guarantor, or their respective counsel, at which meeting the Global Securities and the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4 and Section 5, “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, Johannesburg or London are generally authorized or obligated by law or executive order to close.
     5. The Company and the Guarantor jointly and severally agree with each of the Underwriters as follows:
     (i) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day (which term shall mean for this subsection 5 (i) any day when the Commission’s office in Washington D.C. is open for business) following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus prior to the Time of Delivery or any Additional Time of Delivery, if applicable, which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company or the Guarantor with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any information statements required to be filed by the Company or the Guarantor with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Securities, the Shares or ADSs, as applicable; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus in respect of the Securities, the Shares or ADSs, as applicable, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Securities, the Shares or ADSs, as applicable, for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order and in the event of the issuance of any such notice of objection, promptly to amend the Registration Statement in such manner as may be required and permit offers in sales of to permit offers and sales of the Securities and the Shares or ADSs, as applicable; provided that, none of the foregoing shall preclude the Company or the Guarantor from discharging its obligations under the Act or the Exchange Act;
     (ii) If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by you and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by you promptly after reasonable notice thereof;
     (iii) Promptly from time to time to take such action as you may reasonably request to qualify the Securities and the Shares or ADSs, as applicable, for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities and the Shares or ADSs, as applicable, provided that in connection therewith the Company or the Guarantor shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation;
     (iv) If by the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration

Statement, any of the Securities remain unsold by the Underwriters, the Company and the Guarantor will file, if they have not already done so and are eligible to do so, a new automatic shelf registration statement relating to the Securities and the Shares or ADSs, as applicable, in a form reasonably satisfactory to the Representatives. If at the Renewal Deadline the Company or the Guarantor is no longer eligible to file an automatic shelf registration statement, the Company and the Guarantor will, if they have not already done so, file a new shelf registration statement relating to the Securities and the Shares or ADSs, as applicable, in a form reasonably satisfactory to the Representatives and will use their commercially reasonable efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company and the Guarantor will take all other action necessary or appropriate to permit the public offering and sale of the Securities and the Shares or ADSs, as applicable, to continue as contemplated in the expired registration statement relating to the Securities and the Shares or ADSs, as applicable. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be;
     (v) Prior to 10:00 a.m., New York City time, on the Business Day next succeeding the date of this Agreement and during the period mentioned below, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City or London in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required by law at any time and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Securities at any time nine months or more after the date hereof, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act; provided that, for the avoidance of doubt, nothing in this paragraph shall require the Guarantor to delay the making public of its quarterly or annual results under International Financial Reporting Standards or from discharging its obligations under the Act or the Exchange Act;
     (vi) (A) To use the Guarantor’s commercially reasonable efforts to convene the general shareholders meeting of the Guarantor relating to the Shareholders Issuance Approval in accordance with applicable law and the Guarantor’s Articles of Association, (B) to use the Guarantor’s commercially reasonable efforts to obtain the Shareholders Issuance Approval and (C) if the Shareholders Issuance Approval is duly passed, to allot and issue the Shares necessary to satisfy all obligations to deliver ADSs to holders of the Securities upon the conversion of the Bonds in accordance with their terms and the terms of the Indenture and, at all times, to reserve and keep available such Shares free of any preemptive or similar rights;
     (vii) To make generally available to the security holders of the Company and the Guarantor, as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Guarantor and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);
     (viii) During the period beginning on the date hereof and continuing to and including the Time of Delivery, not to offer, sell, contract to sell or otherwise dispose of any debt securities or guarantees of the Company or the Guarantor or warrants to purchase or otherwise acquire debt securities or guarantees of the Company or the Guarantor substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives);
     (ix) During the period beginning on the date hereof and continuing to and including the date 90 days after the date of the Prospectus, (a) not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose, except as provided hereunder, of ordinary shares of the Guarantor or any securities of the Guarantor that are substantially similar to ordinary shares, including but not limited to any options or warrants to purchase ordinary shares of the Guarantor or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities and (b) not to enter into any swap or any other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares of the Guarantor or any securities of the Guarantor that are substantially similar to ordinary shares, whether any such swap or transaction described in (a) or (b) above is to be settled by delivery of the ordinary shares of the Guarantor or any such substantially similar securities, in cash or otherwise (other than (A) in connection with any employee option, bonus, profit sharing, pension, retirement, incentive, savings or similar agreement, plan or award in effect as of the date of this Agreement, (B) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement or upon conversion of the Bonds to be offered hereunder into ADSs, (C) in consideration for the shares or assets of a company or as part of a merger, acquisition, corporate reorganization or similar transaction, provided however that the recipient of any ordinary shares of the Guarantor or other securities as contemplated by this clause (C) shall be bound by the obligations set forth in this subsection (ix) or (D) the aggregate of [•] ordinary shares par value ZAR 25 cents (in the form of ordinary shares or ADSs) of the Guarantor in connection with the Equity Offering) without your prior written consent (which, with respect to clause (C) only, shall not be unreasonably withheld by the Representatives where the recipients of such ordinary shares of the Guarantor do not agree to be bound by restrictions contemplated in this subsection (ix));
     (x) To pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;
     (xi) To use the net proceeds received by it from the sale of the Securities pursuant to this Agreement in the manner specified in the Pricing Prospectus and Prospectus under the caption “Use of Proceeds”;

     (xii) Not to (and to cause the subsidiaries of the Guarantor not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or the Guarantor, in each case in violation of applicable laws, to facilitate the sale or resale of the Securities contemplated by this Agreement;
     (xiii) To prepare a final term sheet relating to the offering of the Securities and the Equity Offering, containing information that describes the final terms of (a) the Securities or the offering and (b) the ordinary shares and ADSs offered in connection with the Equity Offering or the Equity Offering in a form reasonably consented to by the Representatives, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Act following the date the final terms have been established for the offering of the Securities and the Equity Offering;
     (xiv) To use the commercially reasonable efforts of the Company and the Guarantor, as the case may be, to list the Securities and the ADSs issuable upon the conversion of the Bonds on the New York Stock Exchange;
     (xv) For so long as the Guarantor has securities registered under the Exchange Act, to use commercially reasonable efforts of the Guarantor to maintain the listing of its ADSs on the New York Stock Exchange; provided that the Guarantor may delist its ADSs from the New York Stock Exchange in connection with preparing for an application to the Commission to deregister its securities under the Exchange Act;
     (xvi) To cooperate with the Underwriters and use the commercially reasonable efforts of the Company and the Guarantor to permit the Securities to be eligible for clearance and settlement through the facilities of DTC; and
     (xvii) If the Company and the Guarantor elect to rely upon Rule 462(b), the Company and the Guarantor shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company and the Guarantor shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

     6. (a) The Company and the Guarantor jointly and severally represent and agree that, without the prior consent of the Representatives, they have not made and will not make any offer relating to the Securities, the Shares or ADSs, as applicable, that would constitute a “free writing prospectus” as defined in Rule 405 under the Act (a “Free Writing Prospectus”); each Underwriter represents and agrees that, without the prior consent of the Company, the Guarantor and the Representatives, other than one or more term sheets relating to the offering of the Securities and the Equity Offering containing customary information and conveyed to purchasers of the Securities or ordinary shares or ADSs, as the case may be, it has not made and will not make any offer relating to the Securities, the Shares or ADSs, as applicable, that would constitute a Free Writing Prospectus; any such Free Writing Prospectus the use of which has been consented to by the Company, the Guarantor and the Representatives is listed on Schedule II(a) or Schedule II(b) hereto;
     (b) The Company and the Guarantor jointly and severally represent and warrant to, and agree with each of the Underwriters that it has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and
     (c) The Company and the Guarantor agree that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company and the Guarantor will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each of the Underwriters an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that the foregoing shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by an Underwriter through the Representatives expressly for use therein.
     7. The Company and the Guarantor jointly and severally covenant and agree with the several Underwriters that (a) the Company and the Guarantor will pay or cause to be paid the following: (i) the fees, disbursements and expenses of counsel for the Company and the Guarantor and the Guarantor’s accountants in connection with the registration of the Securities and the Shares or ADSs, as applicable, under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus

and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, and closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities, the Shares or ADSs, as applicable; (iii) all expenses in connection with the qualification of the Securities, the Shares or ADSs, as applicable, for offering and sale under state securities laws as provided in Section 5(iii) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) all fees and expenses in connection with the listing of the Securities and the ADSs on the New York Stock Exchange and the Shares issuable upon conversion of the Bonds on the JSE Limited, Euronext Paris, the London Stock Exchange, the Australian Stock Exchange and quoting on Euronext Brussels and, in each case, the filing fees incident thereto; and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the offering of the Securities, the Shares or ADSs, as applicable; (v) to the Representatives for the account of the several Underwriters, U.S.$ [•] in lieu of reimbursement of the Underwriters’ expenses; (vi) the fees and disbursements of Underwriters’ counsel in connection with the transactions contemplated hereby but excluding any such fees and disbursements incurred or arising in connection with any subsequent transfer, sale or delivery by an Underwriter of the Securities; (vii) fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (viii) the cost of preparing certificates representing the Securities or the Shares; (ix) the cost and charges of any transfer agent or registrar in connection with the transactions contemplated hereby, if any; (x) any fees charged by securities rating services for rating the Securities; (xi) any costs, fees and charges of any trustee, transfer agent, registrar or depositary in connection with the transactions contemplated hereby; (xii) all fees and expenses in connection with the preparation and filing of the registration statement on Form 8-A relating to the Securities; and (xiii) all other reasonable costs and expenses incident to the performance of the obligations of the Company and the Guarantor hereunder that are not otherwise specifically provided for in this Section; (b) the Company and the Guarantor will pay or cause to be paid all stamp or other taxes, levies (including, without limitation, any levy imposed by Strate Limited, licensed as a central securities depositary in terms of the South African Securities Services Act of 2004 No. 36 (“Strate”), investor protection levy, securities transfer tax and insider trading levy payable) and duties, if any, and any other kind of tax, including withholding tax, incurred or arising in connection with (i) the issuance and initial delivery of the Securities by the Company, (ii) the deposit of the Securities with a custodian for DTC, (iii) the purchase by the Underwriters of the Securities, (iv) the sale and delivery of the Securities by the Underwriters to the initial purchasers thereof, (v) the conversion of the Bonds for ADSs in accordance with the terms of the Bonds and the Indenture, and (vi) the execution and delivery of this Agreement, including all taxes payable by the Underwriters arising from the reimbursement of any expenses, other than income tax from any fee, commission or other compensation received by the Underwriters in accordance with this Agreement; it being understood that nothing in clause (b) hereof is intended or shall be construed to include any stamp or other taxes, expenses, levies (including, without limitation, any Strate levy, investor protection levy and the insider trading levy payable) and duties and any other kind of tax, including withholding tax, incurred or arising from any subsequent transfer, sale or delivery of the Securities or the ADSs issued upon conversion of the Bonds by (A) an initial purchaser of the Securities procured by the Underwriters or (B) an Underwriter. It is understood, however, that, except as provided in this Section, and Sections 9 and 12 hereof, each Underwriter will pay all of its own advertising expenses in connection with any offers they make and any costs, expenses and fees, stamp or other taxes, levies (including, without limitation, any Strate levy, investor protection levy and the insider trading levy payable) and duties and any other kind of tax, including withholding tax, incurred or arising from any subsequent transfer, sale or delivery of the Securities by the Underwriters.
     Payment shall be made by or on behalf of the Company and the Guarantor within fourteen days of the date of the invoice from the Representatives.
     8. The obligations of the Underwriters hereunder, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Guarantor herein are, at and as of the Time of Delivery or any Additional Time of Delivery, as the case may be, true and correct, the condition that the Company and the Guarantor not be in breach of any of their respective obligations under this Agreement in any respect that is material on or before the Time of Delivery or any Additional Time of Delivery, as the case may be, and the following additional conditions:
     (a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5 hereof; all material required to be filed by the Company and the Guarantor pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

     (b) Davis Polk & Wardwell LLP, United States counsel for the Underwriters, shall have furnished to you their disclosure letter and written opinion in forms reasonably satisfactory to the Representatives, dated the Time of Delivery or any Additional Time of Delivery, as the case may be, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
     (c) Shearman & Sterling LLP, United States counsel for the Company and the Guarantor, shall have furnished to you their disclosure letter and written opinion in forms reasonably satisfactory to the Representatives, dated the Time of Delivery or any Additional Time of Delivery, as the case may be;
     (d) Cains Advocates Limited, Isle of Man counsel for the Company shall have furnished to you their written opinion in a form reasonably satisfactory to the Representatives, dated the Time of Delivery or any Additional Time of Delivery, as the case may be;
     (e) Taback and Associates (Pty) Limited, South African counsel for the Guarantor, shall have furnished to you their written opinion in a form reasonably satisfactory to the Representatives, dated the Time of Delivery or any Additional Time of Delivery, as the case may be;
     (f) Emmet, Marvin & Martin, LLP, counsel for the Depositary, shall have furnished to you their written opinion in a form reasonably satisfactory to the Representatives, dated the Time of Delivery or any Additional Time of Delivery, as the case may be;
     (g) On each of the date of the date hereof and the Time of Delivery and any Additional Time of Delivery, Ernst & Young, Inc. shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in forms reasonably satisfactory to the Representatives;
     (h) At and as of the Time of Delivery or any Additional Time of Delivery, as the case may be, (i) neither the Guarantor nor any of its subsidiaries shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Guarantor and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there shall not have been any material adverse change in the share capital of the Guarantor or any material increase in the long term debt of the Guarantor and its subsidiaries taken as a whole or any change, or any development involving a prospective change, in or affecting the business affairs, management, financial position, shareholders’ equity or results of operations of the Guarantor and its subsidiaries taken as a whole, in each case, otherwise than as set forth or contemplated in the Pricing Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at the Time of Delivery or any Additional Time of Delivery, as the case may be, on the terms and in the manner contemplated in the Pricing Prospectus;
     (i) On or after the Applicable Time until the Time of Delivery or any Additional Time of Delivery, as the case may be, there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange and/or the JSE Limited; (ii) a suspension or material limitation in trading in the securities of the Guarantor on the New York Stock Exchange or the JSE Limited; (iii) a general moratorium on commercial banking activities in New York, the Republic of South Africa, the Isle of Man or London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, the Republic of South Africa, the Isle of Man or the United Kingdom; (iv) a change or development involving a prospective change in the Republic of South Africa or the Isle of Man taxation adversely affecting the Securities or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States, the Republic of South Africa or the United Kingdom or the declaration by the United States, the Republic of South Africa or the United Kingdom of a national emergency or war or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the Republic of South Africa, the Isle of Man or the United Kingdom or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at the Time of Delivery or any Additional Time of Delivery, as the case may be, to, or as directed by, the Underwriters on the terms and in the manner contemplated in the Prospectus;
     (j) The Company and the Guarantor shall have complied with the provisions of Section 5(iv) hereof with respect to the furnishing of prospectuses on the Business Day next succeeding the date of this Agreement;
     (k) At and as of the Time of Delivery, an application shall have been made for listing the Securities on the New York Stock Exchange;

     (l) On or after the Applicable Time, there shall not have occurred any lowering of one or more notches of the rating of any of the debt securities of the Company, the Guarantor or AngloGold Ashanti Holdings plc by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc.; provided that, for the avoidance of doubt, this paragraph shall not apply to a change from “stable” to “negative watch” or the equivalent by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc.; and
     (m) Each of the Company and the Guarantor shall have furnished or caused to be furnished to you at and as of the Time of Delivery or any Additional Time of Delivery, as the case may be, certificates of officers of the Company and the Guarantor as to the accuracy of the representations and warranties of the Company and the Guarantor, as the case may be, herein at and as of the Time of Delivery or any Additional Time of Delivery, as the case may be, as to the performance, in all material respects, by the Company and the Guarantor of their respective obligations hereunder to be performed at or prior to the Time of Delivery or any Additional Time of Delivery, as the case may be, and each of the Company and the Guarantor shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a), (h) and (l) of this Section.
     9. (a) The Company and the Guarantor jointly and severally will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in an ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or identified in Schedule II(b) hereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company and the Guarantor shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in each ADS Registration Statement, the Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter through the Representatives expressly for use therein.
     (b) Each Underwriter, severally, but not jointly, will indemnify and hold harmless the Company and the Guarantor against any losses, claims, damages or liabilities to which the Company or the Guarantor may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, an ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, an ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company and the Guarantor by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company and the Guarantor for any legal or other expenses reasonably incurred by the Company or the Guarantor in connection with investigating or defending any such action or claim as such expenses are incurred.
     (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.
     (d) If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other from the offering of the Securities. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantor on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Securities under this Agreement (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Guarantor on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which any Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.
     (e) The obligations of the Company and the Guarantor under this Section 9 shall be in addition to any liability which the Company or the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer affiliate of any Underwriter; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company or the Guarantor (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company or the Guarantor) and to each person, if any, who controls the Company or the Guarantor within the meaning of the Act.
     10. (a) If any Underwriter shall default in its obligation to purchase the Securities which it has agreed to purchase hereunder at the Time of Delivery or any Additional Time of Delivery, as the case may be, you may in your discretion arrange for you or another party or other parties to purchase such Securities on the terms contained herein. If within thirty-six hours after such default you do not make arrangements satisfactory to you, the Company and the Guarantor for the purchase of such Securities, then the Company and the Guarantor shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Securities on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Guarantor that you have so arranged for the purchase of such Securities, or the Company and the Guarantor notify you that they have so arranged for the purchase of such Securities, you or the Company shall have the right to postpone the Time of Delivery or such Additional Time of Delivery, as the case may be, for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Securities.
     (b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by you, the Company and the Guarantor as provided in subsection (a) above, the principal amount of such Securities which remain unsold does not exceed one-eleventh of the aggregate principal amount of all of the Securities to be purchased at the Time of Delivery or such Additional Time of Delivery, as the case may be, then the Company and the Guarantor shall have the right to require each nondefaulting Underwriter to purchase the number of Securities which such Underwriter agreed to purchase hereunder at the Time of Delivery or such Additional Time of Delivery, as the case may be, and, in addition, to require each nondefaulting Underwriter to purchase its pro rata share (based on the principal amount of Securities which such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     (c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by you, the Company and the Guarantor as provided in subsection (a) above, the principal amount of such Securities which remain unsold exceeds one-eleventh of the aggregate principal amount of all the Securities to be sold at the Time of Delivery or such Additional Time of Delivery, as the case may be, or if the Company and the Guarantor shall not exercise the right described in subsection (b) above to require nondefaulting Underwriters to purchase the Securities of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to any Additional Time of Delivery, the obligations of the Underwriters to purchase, or of the Company to sell, Additional Securities) shall thereupon terminate, without liability on the part of any nondefaulting Underwriter on the one hand or the Company and the Guarantor on the other, except for the expenses to be borne by the Company and the Guarantor on the one hand and the Underwriters on the other as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     11. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Guarantor and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, the Company or the Guarantor, or any officer or director or controlling person of the Company or the Guarantor, and shall survive delivery of and payment for the Securities.
     12. If this Agreement shall be terminated pursuant to Section 10 hereof, the Company and the Guarantor shall then not be under any liability to you except as provided in Sections 7 and 9 hereof; but, if for any other reason any Securities are not delivered by or on behalf of the Company and the Guarantor as provided herein, the Company and the Guarantor will reimburse the Underwriters through you for all out of pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the sale and delivery of the Securities not so delivered, but the Company and the Guarantor shall then be under no further liability to any Underwriter in respect of the Securities not so delivered except as provided in Sections 7 and 9 hereof.
     13. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by either of you.
     All statements, requests, notices, agreements and other communications hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the Representatives of the several Underwriters listed in Schedule I hereto at the following: (A) [•] and (B) [•]; and if to the Company or the Guarantor shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company or the Guarantor, as the case may be, set forth in the Registration Statement, Attention: Company Secretary. Any such statements, requests, notices, agreements and other communications shall, if sent by fax, conclusively be deemed to have been given or served at the time of dispatch upon generation of transmission confirmation and, if sent by post, be conclusively deemed to have been received 48 hours from the time of posting.
     In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Guarantor, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.
     14. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Guarantor, and to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company and the Guarantor and each person who controls the Company, the Guarantor or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.
     15. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or the Guarantor brought by any Underwriter or by any person who controls the Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any Federal or State court in the Borough of Manhattan, The City of New York (each a “New York Court”), (ii) waives, to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Guarantor has appointed AngloGold Ashanti North America Inc., 7400 East Orchard Road, Suite 350, Greenwood Village, Colorado 80111 as their authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls the Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable for five years from the date of this Agreement. Each of the Company and the Guarantor represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company or the Guarantor, as the case may be, shall be deemed, in every respect, effective service of process upon the Company.
     16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company and the Guarantor will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion of the judgment currency into United States dollars.

     17. Time shall be of the essence of this Agreement, both as regards any dates, times or periods mentioned and as regards any dates, times or periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.
     18. Each of the Company and the Guarantor acknowledges and agrees that (i) the purchase of the Securities by the several Underwriters pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Guarantor, on the one hand, and the Underwriters, on the other, (ii) solely in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or the Guarantor with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Guarantor on other matters) or any other obligation to the Company or the Guarantor except the obligations expressly set forth in this Agreement and (iv) each of the Company and the Guarantor has consulted and will consult their own legal and financial advisors to the extent each deemed appropriate. Each of the Company and the Guarantor agrees that it will not claim that the Underwriters, or any of them, have rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Guarantor, in connection with such transaction or the process leading thereto.
     This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Guarantor on the one hand and the Underwriters, or any of them, on the other with respect to the subject matter hereof.
     19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of laws provision thereof.
     20. Each of the Company, the Guarantor and the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
     21. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.
* * * * *
     If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and the Guarantor.

Very truly yours, ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC
By:
Name:
Title:

By:
Name:
Title:

ANGLOGOLD ASHANTI LIMITED
By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof

[•]
By:
Name:
Title:

[•]
By:
Name:
Title:

SCHEDULE I

Principal Amount
of Firm Bonds to
Underwriter	be Purchased
[•]	$ [•]
[•]	[•]
[•]	[•]

Total	$ [•]

Sch I-1

SCHEDULE II
     (a) Materials other than the Pricing Prospectus that comprise the Pricing Disclosure Package:
     Issuer Free Writing Prospectus dated the date hereof containing the final terms of (a) the Bonds and (b) the ordinary shares and ADSs offered in connection with the Equity Offering
     [Any others]
     (b) Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:
     [None]
     (c) Additional Documents Incorporated by Reference:
     [None]

Sch II-1

SCHEDULE III
AngloGold Ashanti Australia Limited
AngloGold Ashanti (Ghana) Limited
AngloGold Ashanti Holdings plc
AngloGold Ashanti USA Incorporated
AngloGold Brasil Ltda
AngloGold Offshore Investments Limited
AngloGold South America Ltd
Cerro Vanguardia S.A.
Cluff Resources Ltd
Geita Gold Mining Limited
Mineração Morro Velho Ltda
Mineração Serra Grande S.A.
Société Ashanti Goldfields de Guinée S.A.

Sch III-1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 14, 2010
	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary